SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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Attached hereto and incorporated by reference herein is an unofficial translation of the Company's report to the Israel Securities Authority, dated December 26, 2010, relating to the Company's arrangement with its bank lenders.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer

Date: December 27, 2010


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                      [UNOFFICIAL TRANSLATION FROM HEBREW]

                                   TEFRON LTD.
                                 ("THE COMPANY")

                                                               DECEMBER 25, 2010

TO                                              TO
THE SECURITIES AUTHORITY                        THE TEL-AVIV STOCK EXCHANGE LTD.
www.isa.gov.il                                  www.tase.gov.il

DEAR SIR/MADAM,

      RE: IMMEDIATE REPORT ON AN EVENT OR MATTER GOING BEYOND THE ORDINARY
                            AFFAIRS OF A CORPORATION

     REGULATION 36(A) OF THE SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE
                              REPORTS), 5730-1970

      NATURE OF EVENT: AGREEMENT WITH THE BANKS AS PART OF PREPARATIONS FOR
                            COMPLETING A TRANSACTION

The Company hereby announces the execution of an amendment to an agreement between the Company, Hi-Tex Founded by Tefron Ltd. and Macro Clothing Ltd. (hereinafter: "THE TEFRON GROUP") and the three banks with which the Company is connected through financing agreements, Bank Leumi Leyisrael Ltd., Israel Discount Bank Ltd. and Bank Hapoalim Ltd. (hereinafter: "THE AMENDMENT", "THE BANKS" and "THE AGREEMENT" respectively). The main aspects of the Amendment provisions are summarized below:

1.   LOAN 1

     Subject to the execution of documents employing the standard versions of any bank, the Banks shall provide a new loan to the Tefron Group, pursuant to the terms set out below (hereinafter: "LOAN 1"):

     1.1 A loan fund in the amount of 3.8 million dollars shall be provided by the Banks to be divided in accordance with the decisive ratio (as such term is defined the Company's Immediate Report of March 3, 2010 (reference number: 2010-01-401277), concerning the execution of the Agreement) (hereinafter: "THE DECISIVE RATIO").

     1.2 The loan is for a period of 48 months provided that it shall be utilized within 30 days of the date of execution of the Amendment. Alternatively, should the Tefron Group request that Loan 1 be provided following the expiry of 30 days from the date of execution of the Amendment, the grace period under section 1.5 below shall be curtailed accordingly, and, in any event, Loan 1 shall be settled in full by and no later than the expiry of 48 months from the date of execution of the Amendment.

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                      [UNOFFICIAL TRANSLATION FROM HEBREW]

     1.3 Loan fund 1 shall bear annual interest at a rate to be agreed between the Tefron Group and any of the Banks in an agreement and/or in separate loan documents to be executed for such purpose by the Tefron Group Ltd. vis-a-vis any of the Banks. The Company estimates that the interest rate on Loan 1, to be determined between the Tefron Group and each of the Banks is likely to range between 2% and 3.5% with regard to this dollar credit. The information with respect to the Company's assessment concerning the interest rates constitutes anticipatory information within the meaning of the Securities Law. Anticipatory information is uncertain information regarding the future based on existing information or assessments in the Company and includes the Company's intentions or assessments as at the date of publication of this Report or which is not dependent only on the Company. It is possible that all or part of the said information, will not materialize or will materialize differently, inter alia on account of the following reasons: the negotiations between the Company and the Banks, interest rates on the market, the date on which the loans shall be provided to the Company in practice, the status of the company etc.

     1.4 The interest on Loan 1 shall be paid by the Tefron Group in consecutive monthly installments commencing from the date on which Loan 1 is provided.

     1.5 Loan fund 1 shall be paid in equal and consecutive monthly installments, commencing from the conclusion of 12 months from the date of execution of the Amendment (above and below: "THE GRACE PERIOD"), until the date of the final and complete settlement of Loan 1.

2.   LOAN 2

     Subject to the execution of documents employing the standard versions of any bank, the Banks shall provide a loan to the Tefron Group, pursuant to the terms set out below (hereinafter:" LOAN 2"):

     2.1 A loan fund in the amount of 1.2 million dollars shall be provided by the Banks in accordance with the Decisive Ratio and shall be settled in one payment on June 30, 2011.

     2.2 Loan fund 2 shall bear annual interest at a rate to be agreed between the Tefron Group and any of the Banks in an agreement and/or in separate loan documents to be executed for such purpose by the Tefron Group Ltd vis-a-vis any of the Banks. The Company estimates that the interest rate on Loan 2, to be determined between the Tefron Group and each of the Banks is likely to range between 1.5% and 2.5% with regard to this dollar credit. The information with respect to the Company's assessment concerning the interest rates constitutes anticipatory information within the meaning of the Securities Law. Anticipatory information is uncertain information regarding the future based on existing information or assessments in the Company and includes the Company's intentions or assessments as at the date of publication of this Report or which is not dependent only on the Company. It is possible that all or part of the said information, will not materialize or will materialize differently, inter alia on account of the following reasons: the negotiations between the Company and the Banks, interest rates on the market, the date on which the loans shall be provided to the Company in practice, the status of the company etc.

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                      [UNOFFICIAL TRANSLATION FROM HEBREW]

     2.3 The interest on Loan 2 shall be paid by the Tefron Group in consecutive monthly installments commencing from the date on which Loan 2 is provided.

3.   INJECTION OF CAPITAL

     3.1 A precondition for the provision of the loans specified in sections 1 and 2 above, is that equity capital not less than 5 million dollars and which shall not exceed 5.9 million dollars shall be invested in the Company (hereinafter: "INJECTION OF Capital"). In addition, deeds of undertaking from the controlling shareholders in the Company shall be submitted to the Banks' satisfaction and shall include, inter alia, an undertaking not to effect a change of ownership and/or control in the Company without obtaining the Banks' consent and an undertaking not to compete with the Company's business.

          Concerning the set of agreements executed by the Company, which include, inter alia, an investment in the Company's capital in the amount of approximately 5.8 million dollars (hereinafter: "THE TRANSACTION") see the Company's Immediate Report of November 24, 2010 (as amended on November 29, 2000 and on December 23, 2010 (reference number 2010-01-728055)).

     3.2 Notwithstanding the contents of the agreement with the Banks of March 2, 2010, the Injection of Capital pursuant to section 3.1 above shall not be used for the purpose of settling credit provided by the Banks to the Tefron Group in the past.

4.   FINANCIAL CRITERIA

     The financial criteria fixed in the Agreement were cancelled and replaced by the following financial criteria (which shall be calculated in accordance with Company's quarterly and annual (consolidated) audited or examined financial reports):

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                      [UNOFFICIAL TRANSLATION FROM HEBREW]

     4.1 The tangible equity capital rate out of the entire balance shall not fall short at any time whatsoever of 30%, but, in any event, the tangible equity capital shall not fall short at any time of the following amounts:

          4.1.1 In 2010 - twenty-eight million US dollars ($28,000,000)

          4.1.2 In 2011- twenty-nine million five hundred thousand US dollars ($29,500,000).

          4.1.3 In 2012 - thirty-two million US dollars ($32,000,000).

          4.1.4 From 2013 onwards- thirty-five million US dollars ($35,000,000).

          "TANGIBLE EQUITY CAPITAL" - the total of all the issued and paid-up share capital plus capital funds and non-appropriated retained earnings as well as the balance of the company loan amounts in respect of which subordination deeds were executed vis-a-vis the bank by the Company and its shareholders, less intangible assets (such as: goodwill, copyrights, patents, trademarks, trade names etc) and less exchequer stock and less debtors of the Company which are interested parties and/or subsidiaries and/or associated companies (as such terms are defined in the Securities Law, 5728-1968 (hereinafter:"THE SECURITIES LAW")).

     4.2 Customer balances (less customer balances in respect of which the Company performed factoring transactions) of the Company shall not fall short at any time of the following amounts:

          4.2.1 In 2010 - nine million US dollars ($9,000,000).

          4.2.2 In 2011- twelve million five hundred thousand US dollars ($12,500,000).

          4.2.3 From 2012 onwards - fourteen million US dollars ($14,000,000 million).

          A 5% deviation from the amounts specified in sections 4.2.2 and 4.2.3 shall not constitute a breach of the Tefron Group's obligations under section 4.

     4.3 By December 31, 2011, the Company shall be entitled to perform factoring transactions (lien and/or sale transactions of customer's notes in favor of third parties for the purpose of establishing financing) subject to the proviso that the consideration from such transaction shall be at least 80% of the amount of the note or invoice, which shall be used for the purpose of financing operating capital requirements and that the total amount in respect of which factoring transactions shall be performed shall not exceed 5 million US dollars at any time.

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                      [UNOFFICIAL TRANSLATION FROM HEBREW]

     4.4 The total amount of the Company's inventory and customer capital balances shall not fall short at any time of 33,000,000 US dollars, except with regard to the financial reports of the third quarter of each calendar year in which the total amount of inventory and account receivable cash balances of the Company shall not fall short of 29,000,000 dollars.

     4.5 The relationship between the total amount of the Company's debts and liabilities towards banking corporations and other financial bodies and the Company's annual EBITDA, according to the annual consolidated reports is as follows:

          4.5.1 In 2011 - shall not exceed 9.5.

          4.5.2 In 2012 - shall not exceed 8.5.

          4.5.3 In 2013 - shall not exceed 7.5.

          4.5.4 In 2014 - shall not exceed 6.5.

          4.5.5 From 2015 onwards - shall not exceed 5.5.

     The breach of each of the obligations to maintain the financial relationships specified in sections 4.1 through 4.5 above (hereinafter:
     "THE FINANCIAL RELATIONSHIPS"), shall be deemed to be a breach of the Financial Relationships.

     The Banks shall be entitled to announce a change in the financial criteria in the event of a change in its accounting standards without requiring the Company's approval.

5.   ADDITIONAL OBLIGATIONS

     In addition to all the aforementioned obligations, the Tefron Group shall undertake the following obligations towards the Banks:

     5.1  In any event where part of the Company's fixed assets (hereinafter:
          "THE EQUIPMENT") shall be sold, the following provisions shall apply:

          5.1.1 In respect of any amount to be received from such sale not exceeding 2,000,000 dollars cumulatively (hereinafter:
               "CONSIDERATION FOR THE BASIC EQUIPMENT") - 50% of the total said consideration shall be used on the date of receipt thereof for the purpose of settling credits and loans under the Agreement and the Amendment thereof, based on the Decisive Ratio and 50% shall be used for the purpose of the Tefron Group's operating capital.

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                      [UNOFFICIAL TRANSLATION FROM HEBREW]

          5.1.2 The settlement of accounts and division of the aforementioned Consideration for the Basic Equipment shall take place on the earlier of the following two dates:

               5.1.2.1 At the end of each quarter; or-

               5.1.2.2 At any time that the Tefron Group shall sell Equipment for a cumulative amount exceeding 200,000 dollars.

               5.1.2.3 Notwithstanding the aforesaid, the settlement of accounts with regard to sales of Equipment in the course of 2010, shall take place by the end of January 2011.

          5.1.3 Any amount to be received as aforesaid in excess of 2,000,000 dollars shall be used for the purpose of settling the Tefron Group's credit to the Banks in accordance with the Decisive Ratio, including by way early repayment (in such an event no prepayment penalty shall be paid).

          5.1.4 The manner and order of repayment shall be in accordance with the provisions of the Agreement. For particulars see section
               1.3.2 of the Company's Immediate Report of March 3, 2010 (reference number: 2010-01-401277).

     5.2 The provisions of the Agreement shall apply with regard to the sale of any other asset not constituting Equipment.

     5.3 To allot to the Banks following the Injection of Capital (in accordance with the Decisive Ratio), without consideration, a total amount of 200,000 non-negotiable option deeds, exercisable into 200,000 shares with a nominal value of 10 NIS each of the Company in return for payment of an exercise price of 3 US dollars per share. The option deeds shall be exercisable for a period of 72 months from the date of execution of the Amendment. With the exception of the aforesaid, the remaining terms of the option deeds have yet to be fixed. Immediately upon crystallization of all the remaining terms of the option deeds, the Company shall publish an immediate report in accordance with the provisions of the Securities Regulations (Private Offer of Securities in a Registered Company), 5760-2000. The allotment of the option deeds shall be subject to obtaining all the approvals required under the law (including the approval of the stock exchange for registering the shares to be derived from exercising the option deeds by no later than April 30, 2011.)

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                      [UNOFFICIAL TRANSLATION FROM HEBREW]

     5.4 Not to effect a change of ownership and/or control in the company (by Intimes Nouvelle Seamless Inc., 7341148 Canada Inc., Mivtach Shamir Holdings Ltd., Ben Lieberman and Martin Lieberman), without obtaining the Banks' prior consent therefor in writing, with regard to the ownership and control structure to be created immediately upon completion of the Transaction. Notwithstanding the aforesaid, a cumulative change of up to 5% of the rate of holdings of the aforesaid bodies shall not constitute a breach of the Company's obligation, provided that the rate of holdings of all the aforementioned bodies shall not fall short at any time of 45% of the Company's issued and paid-up capital.

     5.5 Not to have holdings in subsidiaries or other associated companies, other than subject to the execution by such companies of deeds of undertakings towards the Banks.



                                               YOURS FAITHFULLY,

                                      ERAN ROTEM, CHIEF FINANCIAL OFFICER
                                                 TEFRON LTD.